United States Securities and Exchange Commission
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended December 31, 2008
Commission File Number 000-27663
SIFY TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)
Tidel Park, Second Floor
No. 4, Rajiv Gandhi Salai, Taramani
Chennai 600 113, India
(91) 44-2254-0770
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☑ Form 40 F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1). Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7). Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

SIFY TECHNOLOGIES LIMITED
FORM 6-K
For the Quarter ended December 31, 2008

Currency of Presentation and Certain Defined Terms
Unless the context otherwise requires, references herein to “we,” “us,” the “Company” or “Sify” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained the registration certificates in India. All other trademarks or trade names used in this quarterly report are the property of their respective owners.
In this report, references to “$,” “US$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs,” “rupees” or “Indian Rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year.
For your convenience, this report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars contained in this report have been based on the noon buying rate in the City of New York on December 31, 2008 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on December 31, 2008 was Rs .48.58 per $1.00.
Our financial statements are prepared in Indian rupees and presented in accordance with International Financial Reporting standards, or IFRS. In this report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.
Information contained in our websites, including our principal corporate website, www.sifycorp.com, is not part of this report.
Forward-looking Statements May Prove Inaccurate
In addition to historical information, this Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. For a discussion of some of the risks and important factors that could affect the Company’s future results and financial condition, please see the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our most recent Annual Report on Form 20-F.
The forward-looking statements contained herein are identified by the use of terms and phrases such as “anticipate”, believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target” and similar terms and phrases. Such forward-looking statements include, but are not limited to, statements concerning:
•	our expectations as to future revenue, margins, expenses and capital requirements;

•	our exposure to market risks, including the effect of foreign currency exchange rates and interest rates on our financial results;

•	the effect of the international economic slowdown on our business;

•	projections that our cash and cash equivalents along with cash generated from operations will be sufficient to meet certain of our obligations; and

•	the effect of future tax laws on our business.
You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this Report. In addition, you should carefully review the other information in this Report, our other periodic reports and other documents filed with the United States Securities and Exchange Commission (the “SEC”) from time to time. Our filings with the SEC are available on its website at www.sec.gov.

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Balance Sheets
(In thousands, except share data and as otherwise stated)

				As at
				December 31,
				2008
		As at		Convenience
		December 31,	March 31,	translation
		2008	2008	into US$
	Note	Rs.	Rs.	(Note 2(c))

Assets
Property, plant and equipment	4	2,993,030	2,181,785	61,610
Intangible assets	5	178,306	182,307	3,670
Investment in equity accounted investees	6	515,614	478,514	10,614
Restricted cash	7	1,000	1,000	21
Net investment in leases other than current installments		—	5,297	—
Lease prepayments	8	486,643	568,909	10,017
Other assets		371,179	336,525	7,641
Deferred tax assets		14,044	15,570	289

Total non-current assets		4,559,816	3,769,907	93,862

Inventories		73,677	37,751	1,517
Trade and other receivables, net	9	2,989,539	2,220,726	61,538
Net investment in leases, current installments		—	6,743	—
Prepayments and other assets		138,298	150,627	2,847
Restricted cash	7	868,958	877,582	17,887
Cash and bank balances	7	433,600	628,745	8,925
Other investments		14,190	18,679	292

Total current assets		4,518,262	3,940,853	93,006

Total assets		9,078,078	7,710,760	186,868

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Balance Sheets
(In thousands, except share data and as otherwise stated)

				As at
				December 31,
				2008
		As at		Convenience
		December 31,	March 31,	translation
		2008	2008	into US$
	Note	Rs.	Rs.	(Note 2(c))

Equity
Share capital	10	441,018	441,018	9,078
Share premium	10	16,375,217	16,368,647	337,077
Share based payment reserve	10	196,745	149,398	4,050
Other components of equity	10	(32,922)	(9,817)	(678)
Accumulated deficit	10	(12,939,319)	(12,254,262)	(266,351)

Equity attributable to equity holders of the Company		4,040,739	4,694,984	83,176

Minority interest	10	237,915	199,907	4,897

Total equity		4,278,654	4,894,891	88,073

Liabilities
Finance lease obligations, other than current installments		95,015	2,493	1,956
Employee benefits	11	96,407	42,250	1,984
Other liabilities		132,724	124,472	2,732

Total non-current liabilities		324,146	169,215	6,672

Finance lease obligations current installments		33,860	2,899	697
Borrowings from banks	12	713,375	156,426	14,685
Bank overdraft	7	1,353,766	617,637	27,867
Trade and other payables		1,883,506	1,501,336	38,771
Deferred income		490,771	368,356	10,103

Total current liabilities		4,475,278	2,646,654	92,123

Total liabilities		4,799,424	2,815,869	98,795

Total equity and liabilities		9,078,078	7,710,760	186,868

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Statements of Income
(In thousands, except share data and as otherwise stated)

				Three
				months			Nine Months
				ended			ended
				December			December 31,
				31, 2008			2008
		Three months ended		Convenience	Three months ended		Convenience
		December 31		translation	December 31		translation
		2008	2007	into US$	2008	2007	into US$
	Note	Rs.	Rs.	(Note 2(c))	Rs.	Rs.	(Note 2(c))

Revenue	13	1,550,767	1,532,287	31,922	4,625,393	4,408,892	95,212

Cost of goods sold and services rendered	14	(886,048)	(884,304)	(18,239)	(2,695,475)	(2,474,993)	(55,485)
Other income		27,112	11,143	558	60,697	34,597	1,249
Selling, general and administrative expense		(700,482)	(539,217)	(14,419)	(2,142,145)	(1,778,647)	(44,095)
Depreciation and amortization expenses		(142,000)	(142,129)	(2,923)	(375,368)	(389,854)	(7,727)

Income/(loss) from operating activities		(150,651)	(22,220)	(3,101)	(526,898)	(200,005)	(10,846)

Finance income	17	27,436	41,842	565	92,693	126,097	1,908

Finance expenses	17	(80,294)	(17,781)	(1,653)	(166,097)	(34,105)	(3,419)

Net finance income/(expense)		(52,858)	24,061	(1,088)	(73,404)	91,992	(1,511)

Share of profit of equity accounted investee (net of income tax)	6	1,525	81,409	31	38,622	146,581	795

Profit/(loss) before tax		(201,984)	83,250	(4,158)	(561,680)	38,568	(11,562)

Income tax (expense)/benefit		(45,038)	(41,688)	(927)	(85,368)	(77,452)	(1,728)

Profit/(loss) for the period		(247,022)	41,562	(5,085)	(647,048)	(38,884)	(13,320)

Attributable to:

Equity holders of the Company		(258,548)	35,738	(5,322)	(685,057)	(58,894)	(14,102)
Minority interests		11,526	5,824	237	38,008	20,010	782

		(247,022)	41,562	(5,085)	(647,048)	(38,884)	(13,320)

Earnings/(loss) per share	18
Basic earnings/(loss) per share		(6.04)	0.83	(0.12)	(15.74)	(1.37)	(0.31)

Diluted earnings/(loss) per share		(6.04)	0.83	(0.12)	(15.74)	(1.37)	(0.31)
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Statements of Recognised Income and Expense
(In thousands, except share data and as otherwise stated)

				Three
				months			Nine Months
				ended			ended
				December			December 31,
				31, 2008			2008
		Three months ended		Convenience	Three months ended		Convenience
		December 31		translation	December 31		translation
		2008	2007	into US$	2008	2007	into US$
	Note	Rs.	Rs.	(Note 2(c))	Rs.	Rs.	(Note 2(c))

Foreign currency translation differences for foreign operations		2,573	97	53	(394)	123	(8)

Defined benefit plan actuarial gains (losses)		(15,085)	(418)	(311)	(17,499)	(1,717)	(360)
Change in fair value of available for sale investments		(2,142)	2,487	(44)	(3,691)	2,487	(76)
Share of gains and losses from equity accounted investees		338	—	7	(1,521)	(7,284)	(31)

Income and expense recognised directly in equity		(14,316)	2,166	(295)	(23,105)	(6,391)	(475)
Profit/(loss) for the period		(247,022)	41,562	(5,085)	(647,048)	(38,884)	(13,320)

Total recognised income and expense for the period	10	(261,338)	43,728	(5,380)	(670,153)	(45,275)	(13,795)

Total comprehensive income attributable to:
Equity holders of the Company		(272,864)	37,904	(5,617)	(708,161)	(65,285)	(14,577)
Minority interest		11,526	5,824	237	38,008	20,010	782

Total recognised income and expense for the period		(261,338)	43,728	(5,380)	(670,153)	(45,275)	(13,795)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Statements of Cash Flows

			December 31,
			2008
	Nine months ended December 31		Convenience
	2008	2007	translation into
(In thousands, except share data and as otherwise stated)	Rs.	Rs.	US$ (Note 2(c))

Cash flows from / (used in) operating activities
Loss for the period	(647,048)	(38,883)	(13,319)
Adjustments for:			—
Depreciation and amortization	375,368	389,854	7,727
Share of profit of equity accounted investee	(38,622)	(146,581)	(795)
Loss/ (gain) on sale of property, plant and equipment	(93)	194	(2)
Provision for doubtful receivables and advances	97,666	110,108	2,010
Stock compensation expense	47,347	39,618	975
Net finance expense / (income)	73,404	(91,991)	1,511
Income tax expense	85,368	77,452	1,757
Unrealized (gain)/ loss on account of exchange differences	(1,460)	4,859	(30)

	(8,069)	344,630	(166)

Change in trade and other receivables	(806,164)	(653,828)	(16,595)
Change in inventories	(35,926)	(6,333)	(740)
Change in other assets	111,572	(157,155)	2,297
Change in trade and other payables	304,655	656,188	6,271
Change in employee benefits	36,658	14,783	755
Change in deferred revenue	122,415	58,359	2,520

	(274,859)	256,644	(5,658)
Income taxes paid	(237,296)	(232,124)	(4,885)

Net cash (used in) / from operating activities	(512,155)	24,520	(10,543)

Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(879,222)	(668,080)	(18,098)
Expenditure on intangible assets	(93,040)	(7,439)	(1,915)
Proceeds from sale of property, plant and equipment	872	172	18
Net investment in leases	12,040	14,786	248
Finance income received	134,480	53,710	2,768
Short term investments, net	—	(20,315)	—

Net cash used in investing activities	(824,870)	(627,166)	(16,979)

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Statements of Cash Flows

			December 31,
			2008
	Nine months ended December 31		Convenience
	2008	2007	translation into
(In thousands, except share data and as otherwise stated)	Rs.	Rs.	US$ (Note 2(c))

Cash flows from / (used in) financing activities
Proceeds from issue of share capital (including share premium)	—	4,662	—
Proceeds from / (repayment of) borrowings, net	556,949	(562,296)	11,465
Finance expenses paid	(157,433)	(16,260)	(3,241)
Repayment of finance lease liabilities	(2,246)	(56)	(46)

Net cash from / (used) in financing activities	397,270	(573,950)	8,178

Net decrease in cash and cash equivalents	(939,755)	(1,176,596)	(19,344)
Cash and cash equivalents at April 1	888,690	3,070,157	18,293
Effect of exchange fluctuations on cash held	(143)	(2,065)	(3)

Cash and cash equivalents at period end	(51,208)	1,891,496	(1,054)

Supplementary information	125,729	2,832	2,584
Additions to property plant and equipment represented by finance lease obligations
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

SIFY TECHNOLOGIES LIMITED
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In thousands, except share, per share data and as stated otherwise)
1.	Reporting entity
Sify Technologies Limited, (‘Sify’ / ‘the Company’) formerly known as Sify Limited, is a leading internet services provider headquartered in Chennai, India. These Unaudited Consolidated Interim Financial Statements as at and for the three months and nine months ended December 31, 2008 comprise the Company and its subsidiaries (Sify Communications Limited, Sify Networks Private Limited and Sify International Inc) (together referred to as the ‘Group’ and individually as ‘Group entities’) and the Group’s interest in associate companies. The Group is primarily involved in providing services, such as Corporate Network and Data Services, Internet Access Services, Online Portal and Content offerings and in selling hardware and software related to such services. Sify is listed in the NASDAQ Global market in United States.
2.	Basis of preparation

a.	Statement of compliance
The Unaudited Condensed Consolidated Interim Financial Statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended March 31, 2008.
These Unaudited Condensed Consolidated Interim Financial Statements have been approved for issue by the Board of Directors on August 12, 2009.
b.	Basis of consolidation
Sify consolidates entities which it owns or controls. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are also taken into account. Subsidiaries are consolidated from the date control commences until the date control ceases.
The financial statements of the Group companies are added on a line-by-line basis and intra-group balances and transactions including unrealized gain/ loss from such transactions are eliminated upon consolidation. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded from equity attributable to the equity holders of the Company.
c.	Functional and presentation currency
Items included in the financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Indian rupee is the functional currency of Sify, its domestic subsidiaries and affiliates. US dollar is the functional currency of Sify’s foreign subsidiary located in the US.
The Unaudited Condensed Consolidated Interim Financial Statements are presented in Indian Rupees which is the Group’s presentation currency. All financial information presented in Indian Rupees has been rounded up to the nearest thousand except where otherwise indicated.
Convenience translation: Solely for the convenience of the reader, the financial statements as of and for the three months and nine months ended December 31, 2008 have been translated into United States dollars (neither the presentation currency nor the functional currency) at the noon buying rate in the New York City on December 31, 2008, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York of U.S. $1 = Rs.48.58. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on December 31, 2008 or at any other date.

d.	Use of estimates and judgements
The preparation of Unaudited Condensed Consolidated Interim Financial Statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses during the period. Accounting estimates could change from period to period. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period of change and future periods, if the change affects both and , if material, their effects are disclosed in the notes to the financial statements.
In preparing the Unaudited Condensed Consolidated Interim Financial Statements, the significant judgements made by management in applying the Groups accounting policies and key sources of estimating uncertainties were the same as that were applied to the consolidated financial statements as at and for the year ended March 31, 2008.
e.	Reclassification in the unaudited condensed consolidated interim balance sheet and condensed consolidated interim statement of cash flows.
(i)	Certain amounts previously reported in the unaudited condensed consolidated interim statement of cash flow for the three months ended June 30, 2008 and six months ended September 30, 2008 and furnished in form 6-K have been corrected in preparing the unaudited condensed consolidated statements of cash flow for the nine month period ended December 31, 2008. Specifically, advance and deposit paid to VALS Developers Private Limited aggregating Rs.282,825 towards property lease was incorrectly included in acquisition of property, plant and equipment in the statement of cash flows instead of change in other assets. This reclassification error resulted in overstatement of net cash used in investing activities and understatement of net cash used in operating activities aggregating Rs 282,825. This reclassification error has been corrected in the statement of cash flows for the nine months period ended December 31, 2008.

(ii)	Certain amounts previously reported in the unaudited condensed consolidated interim balance sheet as at 30 September 2008 and furnished in form 6-K have been corrected in preparing the unaudited condensed consolidated interim balance sheet as at 31 December 2008. More specifically,
(a)	term loan of INR 183,333 with call /put option every six months was erroneously classified as non-current liability as of September 30, 2008. As of December 31, 2008, this amount has been reclassified as a current liability.

(b)	certain non-current finance lease obligations aggregating to INR 89,766 were erroneously classified as a current liability as of September 30, 2008. As of December 31, 2008, this amount has been reclassified as a non current liability.
The above reclassification errors resulted in a net overstatement of non current liabilities and a net understatement of current liabilities aggregating to INR 93,567 as of September 30, 2008. These reclassification errors have been corrected in the unaudited condensed consolidated interim balance sheet as at December 31, 2008.
3.	Significant accounting policies
a. The accounting policies applied by the group in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended March 31 2008, except as described below.
IFRIC 14, ‘IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction provides’ guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. IFRIC 14 has become applicable to the Company effective April 1, 2008. This amendment did not have a significant impact on the Group’s consolidated financial statements.

4. Property, plant and equipment

	Cost				Accumulated depreciation
				As at				As at	Carrying amount as
	As at April			December	As at April	Depreciation for		December	at December 31,
Particulars	1, 2008	Additions	Disposals	31, 2008	1, 2008	the period	Deletions	31, 2008	2008

Building	769,663	—	—	769,663	120,924	20,608	—	141,532	628,131

Plant and machinery	3,683,632	828,358	10,412	4,501,578	2,526,445	206,426	10,260	2,722,611	1,778,967

Computer equipment	438,597	51,469	198	489,868	297,049	53,946	78	350,917	138,951
Office equipment	116,691	11,785	589	127,887	83,928	9,534	589	92,873	35,014

Furniture and fittings	422,939	89,859	2,676	510,122	339,750	35,072	2,666	372,156	137,966

Vehicles	9,174	—	904	8,270	3,846	2,255	407	5,694	2,576
Total	5,440,696	981,471	14,779	6,407,388	3,371,942	327,841	14,000	3,685,783	2,721,605

Add:
Construction -in- Progress									271,425

Total	5,440,696	981,471	14,779	6,407,388	3,371,942	327,841	14,000	3,685,783	2,993,030

	Cost				Accumulated depreciation
				As at
	As at April			March	As at April	Depreciation for		As at	Carrying amount as
Particulars	1, 2007	Additions	Disposals	31, 2008	1, 2007	the period	Deletions	March 31, 2008	at March 31, 2008

Building	634,230	135,433	—	769,663	94,656	26,268	—	120,924	648,739
Plant and machinery	3,180,761	508,820	5,949	3,683,632	2,341,233	187,414	2,202	2,526,445	1,157,187
Computer equipment	353,874	84,857	134	438,597	204,953	92,230	134	297,049	141,548
Office equipment	103,935	12,803	47	116,691	71,989	11,982	43	83,928	32,763
Furniture and fittings	386,994	37,209	1,264	422,939	303,712	36,975	937	339,750	83,189
Vehicles	8,766	4,448	4,040	9,174	2,439	3,788	2,381	3,846	5,328

Total	4,668,560	783,570	11,434	5,440,696	3,018,982	358,657	5,697	3,371,942	2,068,754

Add:									113,031
Construction-in-progress

Total	4,668,560	783,570	11,434	5,440,696	3,018,982	358,657	5,697	3,371,942	2,181,785

Leased assets
The Group’s leased assets include certain buildings, plant and machinery and motor vehicles acquired under finance leases. As at December 31, 2008 the net carrying amount of buildings, plant and machinery and vehicles acquired under finance leases is Rs. 268,586 (March 31, 2008: Rs. 271,125), 118,416 (March 31, 2008 : Nil) and Rs. 2,576 (March 31, 2008: Rs.5,328) respectively.
Construction-in-progress
Amounts paid towards acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not ready for use are disclosed under construction-in-progress.
5. Intangible assets
Intangible assets comprise the following:

	As at	As at
	December	March 31,
	31, 2008	2008

Goodwill	38,550	50,796
Other intangible assets	139,756	131,511

Total	178,306	182,307

(i) Goodwill

	As at	As at
	December	March
Particulars	31, 2008	31, 2008

Balance at the beginning of the year	50,796	50,796
Effect of exchange rate fluctuation	2,954	—
Balance at the end of the Period/Year	53,750	50,796
Less: Impairment loss	(15,200)	—

Net carrying amount of goodwill	38,550	50,796

The above goodwill has been allocated to the ‘Consumer One’ reporting segment.

(ii) Other Intangibles

	Technical	Portals and web	Customer related
	know-how	content	intangibles	Software	License fees	Total

(A) Cost

Balance as at April 1, 2008	82,753	52,730	199,554	271,116	50,000	656,153
Acquisitions through business combinations	—	—	—	—	—	—
Other acquisitions	—	—	1,016	39,554	—	40,570
Balance as at December 31, 2008	82,753	52,730	200,570	310,670	50,000	696,723

Balance as at April 1, 2007	82,753	52,730	199,554	240,878	50,000	625,915
Acquisitions through business combinations	—	—	—	—	—	—
Other acquisitions	—	—	—	30,238	—	30,238

Balance as at March 31, 2008	82,753	52,730	199,554	271,116	50,000	656,153

	Technical	Portals and web	Customer related
	know-how	content	intangibles	Software	License fees	Total

(B) Amortization
Balance as at April 1, 2008	82,753	52,730	149,926	235,827	3,406	524,642
Amortization for the period	—	—	15,317	15,133	1,875	32,325
Balance as at December 31, 2008	82,753	52,730	165,243	250,960	5,281	556,967

(C) Carrying amounts as at December 31, 2008	—	—	35,327	59,710	44,719	139,756

Balance as at April 1, 2007	82,753	52,710	136,269	216,324	906	488,962
Amortization for the year	—	20	13,657	19,503	2,500	35,680
Balance as at March 31, 2008	82,753	52,730	149,926	235,827	3,406	524,642

(C) Carrying amounts as at March 31, 2008	—	—	49,628	35,289	46,594	131,511

6. Investments in associates
In March 2006, MF Global Overseas Limited (MFG), a Group incorporated in United Kingdom acquired 70.15% of equity share capital of MF Global Sify Securities Private Limited, formerly Man Financial-Sify Securities India Private Limited (‘MF Global) from Refco Group Inc., USA (‘Refco’). As at December 31, 2008 and March 31, 2008, 29.85% of MF Global equity shares is held by the Company. The remaining 70.15% is owned by MFG, an unrelated third party. MFG is a subsidiary of MF Global Limited, Bermuda.
A summary of key unaudited financial information of MF Global and its subsidiaries which is not adjusted for the percentage ownership held by the Group is presented below:
Balance sheet

	As at	As at
	December 31, 2008	March 31, 2008

Total assets	3,849,793	7,893,663

Total liabilities	2,122,442	6,290,602
Shareholders’ equity	1,727,351	1,603,061

Total liabilities and shareholders’ equity	3,849,793	7,893,663

Statement of operations

	Three months ended		Nine months ended
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007

Revenues	266,034	896,434	1,113,313	1,839,836
Net profit	5,108	301,876	129,385	520,209

7. Cash and cash equivalents
Cash and cash equivalents as at December 31, 2008 amounted to Rs. 1,302,558 (Rs. 1,507,327 as at March 31, 2008). This includes cash-restricted of Rs. 868,958 (Rs. 877,582 as at March 31, 2008), representing deposits held under lien against term loans / overdraft facilities availed by the Group.

	As at	As at
Non current	December 31, 2008	March 31, 2008

Against future performance obligation	1,000	1,000

Current
Restricted-deposits held under lien against term loans / overdraft facilities	868,958	877,582
Cash and bank balances	433,600	628,745

Cash and cash equivalents	1,302,558	1,506,327
Bank overdrafts	(1,353,766)	(617,637)

Cash and cash equivalents considered in the statement of cash flows	(51,208)	888,690

8. Lease prepayments

	As at December	As at March
	31, 2008	31, 2008

Towards land	175,737	553,051
Towards buildings	310,906	15,858

	486,643	568,909

•	In respect of prepayments towards land, title is not expected to pass to the Group by the end of the lease term, indicating that the Group does not receive substantially all of the risks and rewards incidental to ownership and accordingly, the upfront amount paid to obtain the right to use the land is accounted for as operating lease prepayments and are amortized over the lease term on a straight line basis.
•	In respect of buildings, prepayments made towards buildings accounted for as operating leases are amortised over the lease term on a straight line basis. In case prepayments are made towards buildings accounted for as finance leases, such prepayments are capitalized as ‘Leasehold Buildings’ (included in buildings) on the commencement of the lease term under the head ‘Property, plant and equipment’ and depreciated in accordance with the depreciation policy for similar owned assets.
9. Trade and other receivables
Trade and other receivables comprise:

	As at December 31,	As at March 31,
	2008	2008

(i) Trade receivables, net	1,763,713	1,694,542
(ii) Other receivables including deposits	1,225,826	526,184

	2,989,539	2,220,726

Trade receivable as at December 31, 2008 and, March 31, 2008 are stated net of allowance for doubtful receivables. The Group maintains an allowance for doubtful receivables based on its age and collectability. Trade receivables are not collateralised except to the extent of refundable deposits received from cybercafé franchisees and from cable television operators. Trade receivables consist of:

	As at December 31,	As at March 31,
	2008	2008

Due from customers	1,932,400	1,777,858
Less: Allowance for doubtful receivables	168,687	83,316

Balance at the end of the period	1,763,713	1,694,542

The activity in the allowance for doubtful accounts receivable is given below:

	Nine months ended	Year ended March
	December 31, 2008	31, 2008

Balance at the beginning of the period	83,316	101,624
Add : Additional provision	97,666	131,954
Less : Bad debts written off	12,295	150,262

Balance at the end of the period	168,687	83,316

10. Capital and reserves
Reconciliation of movement in capital and reserves
Attributable to equity holders of the Company

							Share of		Equity
							gains and		attributable
							losses from		to the
			Share				investment		equity
			based		Recognized	Fair	in equity		holders of
	Share	Share	payment	Translation	actuarial	value	accounted	Accumulated	the	Minority	Total
Particulars	capital	premium	reserve	Reserve	gain/(loss)	reserve	investees	deficit	Company	interest	equity

Balance at April 1, 2008	441,018	16,368,647	149,398	(153)	1,085	(1,080)	(9,669)	(12,254,262)	4,694,984	199,907	4,894,891
Total recognized income and expense	—	—	—	(394)	(17,499)	(3,691)	(1521)	(685,057)	(708,162)	38,008	(670,154)
Share-based payments	—	—	47,347	—	—	—	—	—	47,347	—	47,347
Others	—	6,570	—	—	—	—	—	—	6,570	—	6,570

Balance at December 31, 2008	441,018	16,375,217	196,745	(547)	(16,414)	(4,771)	(11,190)	(12,939,319)	4,040,739	237,915	4,278,654

							Share of		Equity
							gains and		attributable
							losses from		to the
			Share				associates		equity
			based		Recognised	Fair	accounted		holders of
	Share	Share	payment	Translation	actuarial	value	using equity	Accumulated	the	Minority	Total
Particulars	capital	premium	reserve	Reserve	gain / (loss)	reserve	method	deficit	Company	interest	equity

Balance at April 1, 2007	428,003	16,262,096	101,540	(316)	2,944	—	10,793	(12,266,154)	4,538,906	169,765	4,708,671
Total recognised income and expense	—	—	—	123	(1,717)	2,487	(7,284)	(58,893)	(65,284)	20,010	(45,274)
Share-based payments	—	—	39,618	—	—	—	—	—	39,618	—	39,618
Stock options exercised	198	4,464	—	—	—	—	—	—	4,662	—	4,662

Balance at December 31, 2007	428,201	16,266,560	141,158	(193)	1,227	2,487	3,509	(12,325,047)	4,517,902	189,775	4,707,677

11. Employee benefits

	As at	As at
	December 31, 2008	March 31, 2008

Gratuity payable	37,409	8,592
Compensated absences	58,998	33,658

	96,407	42,250

The following table set out the status of the gratuity plan:

	As at	As at
Change in projected benefit obligation	December 31, 2008	March 31, 2008

Projected benefit obligation at the beginning of the period / year	27,332	20,785
Service cost	9,051	8,533
Interest cost	2,278	1,639
Actuarial gain/ (loss)	17,644	2,393
Benefits paid	(2,234)	(6,018)

Projected benefit obligation at the end of the period / year	54,071	27,332

Change in plan assets
Fair value of plan assets at the beginning of the period / year	18,740	8,423
Expected return on plan assets	1,255	957
Actuarial gain / (loss)	(1,099)	(423)
Employer contributions	—	15,801
Benefits paid	(2,234)	(6,018)

Fair value of plan assets at the end of the period / year	16,662	18,740

Present value of projected benefit obligation at the end of the period / year	54,071	27,332
Funded status of the plans	16,662	18,740

Liability recognized in the balance sheets	37,409	8,592

The components of net gratuity costs are reflected below:

	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2007

Service cost	9,051	5,254
Interest cost	2,278	1,235
Expected returns on plan assets	(1,255)	(717)

Net gratuity costs recognized in statements of operations	10,074	5,772

Financial Assumptions at Balance Sheet date:

	As at	As at
	December 31, 2008	March 31, 2008

Discount rate	6.20% P.a	7.85% P.a
Long-term rate of compensation increase	8.00% P.a	6.00% P.a
Rate of return on plan assets	8.00% P.a	7.50% P.a

The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.

Experience adjustment on plan liabilities	(74)	1,489
Experience adjustment on plan assets	(1,099)	(423)

The Group expects Rs.8,500 in contributions to be paid to the funded defined benefit plans for the year ending March 31, 2009.
Actuarial gains and losses recognised in equity

	As at	As at
	December 31, 2008	March 31, 2008

Actuarial gain / (loss)	(18,743)	(1,859)

	(18,743)	(1,859)

12. Borrowings from banks

	As at	As at
	December 31, 2008	March 31, 2008

Current
Term loans	333,333	—
Loan against fixed deposits	85,000	85,000
Other working capital facilities	295,042	71,426

	713,375	156,426

1.	The Group has an outstanding balance towards a term loan of Rs. 333,333 (Rs Nil as at 31 March 2008), availed from banker to fund its purchase of fixed assets. This term loan is secured by fixed deposits and moveable fixed assets of the Group. This loan bears interest at 12.50% p.a. The Company has availed this term loan subject to put/call option every six months. The Company has not met certain financial covenants relating to the loan as of 30 September 2008 and 31 December 2008. As at 24 August 2009, the bank has neither called the loan nor demanded the loan for not meeting the financial covenants. As per the terms of the loan agreement, no financial penalty is leviable.

2.	The Group has a demand loan of Rs. 85,000 (Rs.85,000 as at 31 March 2008), from its bankers for working capital requirements. This loan is secured by fixed deposits held by the Group. This loan bears interest ranging from 9% - 11% p.a.

3.	Other working capital facilities are secured by a charge on the current assets and book debts of the Company. These borrowings bear interest ranging from 11% to 13% p.a. Such facilities are renewable every year .

13. Revenue

	Three months ended		Nine months ended
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007

Rendering of services
Service revenue	1,336,228	1,230,783	3,954,445	3,621,867
Initial franchise fee	8,292	7,944	25,164	33,993
Installation service revenue	58,380	79,990	187,778	229,583

	1,402,900	1,318,717	4,167,387	3,885,443
Sale of products	147,867	213,570	458,006	523,449

Total	1,550,767	1,532,287	4,625,393	4,408,892

14. Cost of goods sold and services rendered
Cost of goods sold and services rendered information is presented before any depreciation or Amortization that is direct and attributable to revenue sources. The Group’s asset base deployed in the business is not easily split into a component that is directly attributable to a business and a component that is common / indirect to all the businesses. Since a gross profit number without depreciation and Amortization does not necessarily meet the objective of such a disclosure, the Group has not disclosed gross profit numbers but disclosed all expenses, direct and indirect, in a homogenous group leading directly from revenue to operating margin.
15. Personnel expenses

	Three months ended		Nine Months ended
	December	December 31,	December	December
	31, 2008	2007	31, 2008	31, 2007

Salaries and wages	352,187	235,482	968,640	655,142

Contribution to provident fund and other funds	14,843	11,303	42,764	31,817
Staff welfare expenses	9,085	10,313	27,726	25,868

Employee stock compensation expense (Refer to note 16)	15,970	10,295	47,347	39,618

	392,085	267,393	1,086,477	752,445

Attributable to Cost of goods sold and services rendered	184,980	129,215	556,947	364,058

Attributable to selling, general and administrative expenses	207,105	138,178	529,530	388,387

16. Share-based payments
Share based payments are designed as equity-settled plans. Under the equity settled plans, the Group had issued stock options under Associate Stock Option Plan (ASOP) 1999, ASOP 2000, ASOP 2002, ASOP 2005 and ASOP 2007.
The terms and conditions of ASOP are disclosed in the Consolidated Financial Statements as at and for the year ended March 31, 2008. During the three months ended December 31, 2008 the Company has granted 10,000 options under ASOP 2007.
The fair value of share options granted during the three months ended December 31, 2008 was estimated using the following assumptions:
1.	Dividend Yield - 0%

2.	Assumed Volatility - 53.01% - 77.82%

3.	Risk free rate - 2.8%

4.	Expected term - 3.0 - 4.5 yrs
The basis of measuring fair value is consistent with that disclosed in the Consolidated Financial Statements as at and for the year ended March 31, 2008. Compensation cost recognized for the three months and nine months ended December 31, 2008 is Rs.15,970 and Rs.47,347 respectively (Rs.10,295 and Rs.39,618 for the three months and nine months ended December 31, 2007 respectively).
17. Net finance income and expense

	Three months ended		Nine Months ended
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007

Interest income on bank deposits	22,337	6,985	76,158	21,701
Interest income from leases	2,695	34,857	12,238	104,396
Others	2,404	—	4,297	—

Finance income	27,436	41,842	92,693	126,097

Interest expense on finance lease obligations	(99)	(285)	(370)	(649)
Bank charges	(28,581)	(13,728)	(56,186)	(25,472)
Interest on borrowings	(51,614)	(3,768)	(109,541)	(7,984)

Finance expense	(80,294)	(17,781)	(166,097)	(34,105)

Net finance income / (expense) recognised in profit or loss	(52,858)	24,061	(73,404)	91,992

18.Earnings per share

	Three months		Nine months ended
	December 31,	December 31,	December 31,	December 31,
	2008	2007	2008	2007

Net profit / (loss ) — as reported	(258,548)	35,738	(685,057)	(58,894)

Weighted average number of shares — Basic	42,820,082	42,743,011	43,523,852	42,838,055
Profit / (loss) per share	(6.04)	0.83	(15.74)	(1.37)
Weighted average number of shares — Dilutive	42,820,082 *	42,743,011	43,523,852 *	42,838,055
Profit / (loss) per share	(6.04)	0.83	(15.74)	(1.37)

*	Shares issued under employee stock option scheme are anti-dilutive
19. Segment reporting
The primary operating segments of the Group are:
•	Corporate network/data services, which provides internet, connectivity, security and consulting, hosting and managed service solutions;

•	Internet access services, from home and through cybercafés,

•	Online portal services and content offerings and

•	Other services, such as development of content for e-learning.
Three months ended December 31, 2008

	Corporate
	Network /	Internet	Online
	Data	access	portal	Consumer One	Other
	Services	services	services	(sub-total)	services	Total

		A	B	A+B

Segment revenue	1,095,962	265,302	44,770	310,072	144,733	1,550,767
Segment expenses allocated	(685,956)	(317,287)	(56,279)	(373,566)	(112,638)	(1,172,160)
Segment operating income	410,006	(51,986)	(11,556)	(63,494)	32,095	378,607
Unallocated corporate expenses						(422,834)
Depreciation and amortization						(142,000)
Foreign exchange gain / (loss)						8,465
Other income / (expense), net						27,112
Net finance expense						(52,858)
Equity in profit of associate						1,525
Minority interest						(11,526)
Income taxes						(45,038)
Net profit/(loss)						(258,548)

Three months ended December 31, 2007

	Corporate
	Network /	Internet	Online	Consumer
	Data	access	portal	One	Other
	Services	services	services	(sub-total)	services	Total

		A	B	A+B

Segment revenue	1,011,345	369,511	55,636	425,147	95,795	1,532,287
Segment expenses allocated	(635,690)	(342,377)	(72,168)	(414,545)	(97,570)	1,147,805
Segment operating income	375,655	27,134	(16,532)	10,602	(1,775)	384,482
Unallocated corporate expenses						(277,546)
Depreciation and amortization						(142,129)
Foreign exchange gain / (loss)						1,830
Other income / (expense), net						11,143
Net finance income						24,061
Equity in profit of associate						81,409
Minority interest						(5,824)
Income taxes						(41,688)

Net profit/(loss)						35,738

Nine months ended December 31, 2008

	Corporate
	Network /	Internet	Online	Consumer
	Data	access	portal	One	Other
	Services	services	services	(sub-total)	services	Total

		A	B	A+B

Segment revenue	3,177,625	888,792	144,325	1,033,117	414,651	4,625,393
Segment expenses allocated	(2,079,672)	(1,004,502)	(168,343)	(1,189,798)	(359,810)	(3,612,327)
Segment operating income	1,097,953	(115,710)	(24,018)	(139,728)	54,840	1,013,066
Unallocated corporate expenses						(1,249,637)
Depreciation and amortisation						(375,368)
Foreign exchange gain / (loss)						25,736
Other income / (expense), net						60,697
Net finance expense						(73,404)
Equity in profit of associate						38,622
Minority interest						(38,008)
Income taxes						(85,368)
Net profit/(loss)						(685,057)

Nine months ended December 31, 2007

	Corporate
	Network /	Internet	Online	Consumer
	Data	access	portal	One	Other
	Services	services	services	(sub-total)	services	Total

		A	B	A+B

Segment revenue	2,783,098	1,187,596	149,726	1,337,322	288,472	4,408,892
Segment expenses allocated	(1,739,582)	(1,097,877)	(227,455)	(1,325,322)	(264,618)	(3,329,522)
Segment operating income	1,043,516	89,719	(77,719)	12,000	23,854	1,079,370
Unallocated corporate expenses						(905,929)
Depreciation and amortization						(389,855)
Foreign exchange gain / (loss)						(18,189)
Other income / (expense), net						34,598
Net finance income						91,992
Equity in profit of associate						146,581
Minority interest						(20,010)
Income taxes						(77,452)

Net profit/(loss)						(58,894)

20. Capital Commitments
Contracts pending to be executed on capital account as at December 31, 2008 and not provided for amounted to Rs.419,270(net of advances Rs. 182,009),[ March 31, 2008 Rs.111,384 (net of advances Rs. Rs,507,157). In addition, the Company has a commitment to make payments aggregating to Rs.485,800 (USD 10 million) to Emirates Integrated Telecommunications Company PJSC under the agreement for supply of capacity from the Europe India Gateway, of which the Company has already made payments amounting to Rs. 52,507 (USD 1.08 million) as at December 31, 2008. For lease related commitments, refer Note 22 below.
21. Contingencies
a) During the year ended March 31, 2006, the Group had received a notice from the Income-Tax Department of India for the financial years 2002 and 2003 for a sum of Rs.103,000 on a plea that no withholding tax was deducted in respect of international bandwidth and leased line payments made by the Group to international bandwidth / lease line service providers. Subsequently, the demand was revised to Rs. 77,724 by the income tax authorities and the Group was directed to pay the amount of demand in instalments. Accordingly, the Group paid a sum of Rs. 77,724.
The Group considered that the likelihood of the loss contingency was remote and no provision for the loss contingency was necessary. Subsequently, Group has received an order in it’s favour from the Income Tax Authorities and refund for the same has been received during the nine months ended December 31, 2008.
b) The Group has outstanding financial and performance guarantees for various statutory purposes and letters of credit aggregating to Rs.587,569 and Rs.773,961 as at December 31, 2008 and March 31, 2008, respectively. These guarantees are generally provided to governmental agencies.
c) Additionally, the Group is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings. The Group does not foresee any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.

22. Lease obligations
The Group’s lease obligations as at December 31, 2008 are summarized below:

Payments due by period
		Less			More than 5
Lease Obligations	Total	than 1 year	1-3 years	3-5 years	years

Finance lease obligations	128,875	25,495	52,082	51,298	—
Non-cancellable operating lease obligations	1,830,769	128,818	261,269	331,897	1,108,785
Non-cancellable obligations towards proposed lease *	2,423,373	—	122,825	391,249	1,909,299

*	For details on lease taken from VALS, refer Note 24(2) below on related parties.
23. Legal proceedings
The Group and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Sify’s ADSs from the time of Sify’s Initial Public Offering (“IPO”) in October 1999 through December 2000. The central allegation in this action is that the underwriters in Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States Federal Securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.
In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. In October 2002, the cases against the Group’s executive officers who were named as defendants in this action were dismissed without prejudice. In February 2003, the court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to the Group and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including the Group. On June 26, 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against Sify and over 300 other issuers who went public between 1998 and 2000, announced a proposed settlement with Sify and the other issuer defendants. The proposed settlement provided that the insurers of all settling issuers would guarantee that the plaintiffs recover $1 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs did not recover $1 billion, the insurers for the settling issuers would make up the difference. This proposed settlement was terminated on June 25, 2007, following the ruling by the United States Court of Appeals for the Second Circuit on December 5, 2006, reversing the District Court’s granting of class certification.
On August 14, 2007, the plaintiffs filed Amended Master Allegations. On September 27, 2007, the Plaintiffs filed a Motion for Class Certification. Defendants filed a Motion to Dismiss the focus cases on November 9, 2007. On March 26, 2008, the Court ruled on the Motion to Dismiss, holding that the plaintiffs had adequately pleaded their Section 10(b) claims against the Issuer Defendants and the Underwriter Defendants in the focus cases. As to the Section 11 claim, the Court dismissed the claims brought by those plaintiffs who sold their securities for a price in excess of the initial offering price, on the grounds that they could not show cognizable damages, and by those who purchased outside the previously certified class period, on the grounds that those claims were time barred. This ruling, while not binding on the Group’s case, provides guidance to all of the parties involved in this litigation. On October 2, 2008, plaintiffs requested that the class certification motion in the focus cases be withdrawn without prejudice. On October 10, 2008, the Court signed an order granting that request.
The parties have filed a motion for preliminary approval of a proposed settlement between all parties, including the Group and its former officers and directors. The District Court issued a preliminary order approving the global settlement of the IPO laddering cases. The Court issued its opinion and order preliminarily approving the settlement agreement. The settlement fairness agreement has been fixed on September 10, 2009. The Court on that day will issue an order either granting or denying final settlement approval and dismissing the case if final approval is granted. Any direct financial impact of the proposed settlement is expected to be borne by the Company’s insurers. The Group believes that it has sufficient insurance coverage to cover the maximum amount that it may be responsible for under the proposed settlement. The Group believes, the maximum exposure under this settlement is approximately U.S.$338,983.05, an amount which the Group believes is fully recoverable from the Group’s insurer.
The Group is a party to other legal actions. Based on the available information, as of December 31, 2008, the Group believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on it.
24. Related parties
The following is a summary of significant transactions with related parties:

		Nine months
	Nine months ended	ended December
	December 31, 2008	31, 2007

Transactions with related parties
Payments to directors (Fees for consultancy services)	180	180
Sale of services (see note 1 below)	6,473	—
Balance due to / receivable from related parties	523
Deposit for land and advance rent (see note 2 below)	282,825	—

Note:
1. Represents invoices raised in relation to services rendered to MF Global Sify Securities Private Limited, an equity accounted affiliate.
2. Represents deposit made to VALS Developers Private Limited (“VALS”).VALS is owned and controlled by Raju Vegesna Infotech & Industries Private Limited , in which Mr. Raju Vegesna , our principal share holder and Chief Executive Officer, is holding 94.66% equity in his personal capacity. During the period ended December 31, 2008, Sify entered into a memorandum of understanding with VALS Developers Private Limited to obtain land and building which is in the process of being constructed on a long term lease. The lease agreement, when final, is expected to have an initial non-cancellable term of 5 years, with a further option for Sify to renew or cancel the lease for two five year terms. In connection with this lease, Sify has paid a security deposit of Rs. 125,700 and advance rental of Rs. 157,125 to VALS. The security deposit will be refunded at the end of lease term and the advance rental would be adjusted over a period of 15 months from the commencement of the lease.
25. Financial risk management
The Group’s financial risk management objectives and policies are consistent with that disclosed in the consolidated financial statements as of and for the year ended March 31, 2008.
Credit risk: The credit risk is the risk that financial loss may arise from a possible failure of a customer or counterparty to meet its obligations under a contract. With regard to Group’s activities trade receivables, treasury operations and other activities that are in the nature of leases give rise to credit risks.
Since services are provided to and products are sold to customers spread over a vast spectrum, the Group is not exposed to concentration of credit to any one single customer.

In the area of treasury operations, the Group is presently exposed to counter-party risks relating to short term and medium term deposits placed with Public-Sector Banks, and investments made in mutual funds (MF). The risks pertaining to such investments existed on the balance sheet date with respect to these mutual funds. However, these investments were subsequently disposed. In managing this risk, the Group is driven by three fundamentals of prudent cash management, safety, liquidity and yield. The Chief Financial Officer is responsible for monitoring the counterparty credit risk, and has been vested with the authority to seek Board’s approval to hedge such risks in case of need.
Liquidity Risks: Liquidity risk is the risk that one or more of Group entity may fail to meet its financial obligations on time. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities, without incurring unacceptable losses or risking Group’s reputation. Typically, the Group ensures that it has sufficient cash on demand to meet expected operational expenses and servicing of financial obligations. In addition, the Group has concluded arrangements with well reputed Banks, and has unused lines of credit that could be drawn upon should there be a need. The Group is also in the process of negotiating additional facilities with banks for funding its requirements. Subsequent to the balance sheet date, the Group has revised some of its long-term commitments such as the ELCOT land arrangement and sought / obtained refund of deposits made.
Currency Risk: The Group’s exposure in USD denominated transactions gives rise to exchange rate fluctuation risk. Group’s policy in this regard incorporates:
•	Forecasting inflows and outflows denominated in US$ for a twelve-month period

•	Estimating the net-exposure in foreign currency, in terms of timing and amount

•	Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures

•	Carrying out a variance analysis between estimate and actual on an ongoing basis, and taking stop-loss action when the adverse movements breaches the 5% barrier of deviation, subject to review by Audit Committee.
26. Subsequent Events
a. Acquisition of Minority Interest in Subsidiary
The Board of Directors and shareholders of the Company at their meeting held on November 24, 2008 approved the merger of Sify’s subsidiary Sify Communications Limited with retrospective effect from April 1, 2008, subject to approval by the Honourable High Court of Madras and other statutory authorities. Subsequent to the balance sheet date, the Company has obtained the approval of Honourable High Court on June 26, 2009. Adjustments arising out of such merger would be given effect to in the period in which such approval is received. The adjustments relate to the reversal of current tax provision established by Sify Communications Limited for the period subsequent to April 1, 2008 and write off of deferred tax assets established in the books of Sify Communications Limited. As a part of the merger, the Company has issued 10,530,000 equity shares to Infinity Satcom Universal Pvt. Limited (on July 16, 2009) and acquired the remaining 26% equity interest of Sify Communications.
b. Surrender of leasehold land
During the year ended March 31, 2008, the Company had taken on lease 16.97 acres of land from Electronics Corporation of Tamil Nadu (ELCOT) for a period of 90 years. The Company had paid a sum of Rs.555,616 as refundable security deposit towards such land. In connection with this, the Company was in discussions with ELCOT to consider the option of surrendering 11.42 acres of land out of the total 16.97 acres allotted and made an application for refund of such amount. Consequent to such application made by the Company, subsequent to the balance sheet date of December 31, 2008, ELCOT has refunded to the Company a sum of Rs.374,576 representing proportionate sum of refundable security deposit amount. In March 2009, the Company has made another request for refund of the security deposit relating to the remaining 5.55 acres of land.
Under the arrangements with ELCOT, the Company has made payments amounting to Rs 10,469 towards costs for setting up common infrastructure. Consequent to such request to surrender land to the ELCOT, the Company has made applications for refund of amounts paid for setting up such common infrastructure.

27. Group entities

	Country
Particulars	of incorporation	% of Ownership interest
		December 31, 2008	March 31, 2008
Significant subsidiaries
Sify Communications Limited	India	74	74
Sify International Inc	US	100	100
Sify Networks Private Limited	India	100	100
Associates
MF Global-Sify securities India Private Limited	India	29.85	29.85

28. Recent accounting pronouncements
Following is a short description of new accounting standards :
IFRS 8 ‘Operating Segments’ introduces the ‘management approach’ to segment reporting, whereby segment reporting is based on internal management reporting and replaces IAS 14. IFRS 8 aligns segment reporting with the requirements of the US standard SFAS 131, “Disclosures about segments of an enterprise and related information.” The standard is applicable for periods beginning on or after January 1, 2009. Sify early adopted IFRS 8 for the year ending March 31, 2009 and has made disclosure of segment information based on the internal reports regularly reviewed by the Group’s Chief Operating Decision Maker in order to assess each segment’s performance and to allocate resources to them.
Revised IAS 23 ‘Borrowing Costs’ removes the option to expense borrowing costs and requires that an entity capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The revised IAS 23 will become mandatory for the Group’s March 31, 2010 financial statements and will constitute a change in accounting policy for the Group. Sify will not early adopt IAS 23. The amendment is not expected to have a significant impact on Sify’s consolidated financial statements.
IFRIC 13 ‘Customer Loyalty Programmes’ addresses the accounting by entities that operate, or otherwise participate in, customer loyalty programs for their customers. It relates to customer loyalty programs under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13, which becomes mandatory for the Group’s March 31, 2010 financial statements, is not expected to have a significant impact on the Consolidated Financial Statements.
IAS 1 ‘Presentation of Financial Statements’, applicable for annual periods beginning on or after January 1, 2009. This Standard permits early adoption except to the extent of amendment made by IAS 27 (as amended in 2008) in paragraph 106. This Standard would be adopted, by the Company effective April 1, 2009.
IFRS 3 (Revised), ‘Business Combinations’, as amended, is applicable for annual periods beginning on or after July 1, 2009. Early adoption is permitted. However, this Standard can be applied only at the beginning of an annual reporting period that begins on or after June 30, 2007. The Company would adopt this Standard with effect from April 1, 2009. IFRS 3 (Revised) primarily requires the acquisition-related costs to be recognized as period expenses in accordance with the relevant IFRS. Costs incurred to issue debt or equity securities are required to be recognized in accordance with IAS 39. Consideration, after this amendment, would include fair values of all interests previously held by the acquirer. Re-measurement of such interests to fair value would be required to be carried out through the income statement. Contingent consideration is required to be recognized at fair value even if not deemed probable of payment at the date of acquisition.
IFRS 3 (Revised) provides an explicit option on a transaction-by-transaction basis, to measure any non-controlling interest (“NCI”) in the entity acquired at fair value of their proportion of identifiable assets and liabilities or at full fair value. The first method would result in a marginal difference in the measurement of goodwill from the existing IFRS 3; however the second approach would require recording goodwill on NCI as well as on the acquired controlling interest.

IAS 27, ‘Consolidated and Separate Financial Statements’, as amended, is applicable for annual periods beginning on or after July 1, 2009. Earlier adoption is permitted provided IFRS 3 (Revised) is also early adopted. This Standard would be adopted by the company as at April 1, 2009. It requires a mandatory adoption of economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of interest in a subsidiary in which the parent company retains control does not result in a gain or loss but in an increase or decrease in equity. Additionally, purchase of some or all of the NCI is treated as equity transaction and accounted for in equity and a partial disposal of interest in subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognized on the portion that has been disposed of and a further holding gain or loss is recognized on the interest retained, being the difference between the fair value and carrying value of the interest retained. This Standard requires an entity to attribute proportionate share of net income and reserves to the NCI even if this results in the NCI having a deficit balance.
Amendment to IAS 39 “Financial Instruments-Recognition and Measurement” becomes mandatory to the Company’s financial statements for the year ending March 31, 2010. The Company is currently in the process of evaluating the potential impact of the revised standard on its consolidated financial statements.
IFRIC 14, IAS 19- “A limit on a defined benefit asset, minimum funding requirement and their interaction” becomes mandatory on the Company’s financial statements for the year ending March 31, 2010 and is not expected to have any material impact on its consolidated financial statements.
IFRIC 18- Transfer of assets from customers defines the treatment for property, plant and equipment transferred by customers to companies or for cash received to be invested in property, plant and equipment that must be used to either connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services or to both. The item of property, plant and equipment is to be initially recognized by the Company at fair value with a corresponding credit to revenue. If an ongoing service is identified as a part of the agreement, the period over which revenue will be recognized for that service would be determined by the terms of the agreement with the customer. If the period is not clearly defined, then revenue should be recognized over a period no longer than the usual life of the transferred asset used to provide the ongoing service. This interpretation is to be applied prospectively to transfers of assets from customers received on or after July 1, 2009. Earlier application is permitted provided the valuation and other information needed to apply the information to past transfers were obtained at the time the transfers occurred. We would prospectively adopt this interpretation for all assets transferred after July 1, 2009. The Company is currently evaluating the requirements of IFRIC 18 on its consolidated financial statements and the same is not expected to have a significant impact on Sify’s statement of operations.
Improvements to IFRS- In April 2009, the IASB issued “Improvements to IFRSs” — a collection of amendments to twelve International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The latest amendments were included in exposure drafts of proposed amendments to IFRS published in October 2007, August 2008, and January 2009. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after January 1, 2010, although entities are permitted to adopt them earlier. The Company is evaluating the impact, these amendments will have on the Company’s condensed consolidated interim financial statements

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
The following discussion of the financial condition and results of operations of our Company should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements and the related condensed notes included elsewhere in this report and the audited financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2008. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see the section in this report captioned “Risk Factors.”
Overview
Sify is among the largest Internet, networking and e-Commerce services “companies” in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches more than 500 cities and towns in India. A significant part of the Company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, and the e-port cyber café chain across 243 cities and towns and online portals, such as www.sify.com, www.samachar.com and www.sifymax.in, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links and related content sites specifically tailored to Indian interests worldwide. Our network services, Data Center operations and customer relationship management are accredited ISO 9001:2000.
Revenues
•	The primary operating segments of the Group are:
•	Corporate network/data services, which provides corporate/network data services, security and consulting, hosting and managed service solutions;
•	Consumer One which includes:
•	Retail Internet access services, from homes and through cybercafés and

•	Online portal and content offerings.
•	Other services, such as development of content for e-learning.
Corporate network/data services
Our corporate network/data services revenues primarily include revenue from connectivity, carrier voice services, sale of hardware and software purchased from third party vendors, and, to a lesser extent, revenues from installation of the link and other ancillary services, such as e-mail, document management and domain registration. Generally, these elements are sold as a package consisting of all or some of the elements. We provide International Long Distance(ILD) and National Long Distance (NLD) voice services with tie-up international and domestic telcos to carry their traffic into India through our networks. Revenue for voice services is recognised based upon metered call units of voice traffic carried and terminated . Our connectivity services include Internet Protocol Virtual Private Network (IP-VPN) services, internet connectivity, last mile connectivity (predominantly through wireless access), messaging services, data management services (managed services), security services and web hosting for businesses. We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service provided, scope of the engagement and the Service Level Agreement, or SLA. Our web hosting service revenues are primarily generated from co-location services, managed services and connectivity services. Our security services revenues include revenue from consulting services and information assurance services.

Consumer One — Retail Internet access services and Online portals and content offerings
•	Internet access services revenues are generated from the internet connectivity we provide to our retail customers through public access and home access services. Home access services are provided through broadband connectivity, which is provided through arrangements with Cable Television Operators (CTOs). Our public access services are provided through franchised and Company-owned cybercafés “e-ports”. Additionally, we generate revenue by providing Internet Telephony services, allowing customers to make international telephone calls over the Internet.
•	Online portal services and content offerings revenues include advertising revenues from the various channels of our Internet portal, www.sify.com. We enter into contracts with customers to serve advertisements in the portal, and we are paid on the basis of impressions, click-throughs or leads. Revenues also accrue from commissions earned on products and services rendered through www.sifymall.com, and also from value-added services that are rendered using our mobile telephone short code, 54545.
Other services
Other services include revenue from e-learning. We specialize in customized eLearning Content development and offer developed custom learning content, delivered as Web based Training (WBT) or Instructor Led Training (ILT) programs.We develop and upload content for e-learning to facilitate web-based learning in various organizations. We provide e-learning services on a time-and-material or on a fixed-price basis.
In Note 19 to the Unaudited Condensed Consolidated Interim Financial Statements, we provide supplemental segment data, which provides separate revenue and operating income (loss) information for each of these business segments. This information is available in Item 1 — Financial Statements of this report and is incorporated herein by reference.
Expenses
Corporate network/data services
Cost of goods sold and services rendered for the corporate network/data services division consists of telecommunications costs necessary to provide services, customer support costs, and cost of goods in respect of communication hardware and security services sold , the cost of providing network operations , the cost of voice termination for voice and VoIP services and other costs. Telecommunications costs include the costs of international bandwidth procured from TELCOs and are required for access to the Internet, providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission or WPC for provision of spectrum to enable connectivity to be provided on the wireless mode for the last mile. Other costs include cost incurred towards Annual Maintenance Contract (AMC), cost of installation in connectivity business, cost incurred in providing Hosting services, and Document Management Services (DMS) cost for application services. In addition, the Government of India imposed an annual license fee of 6% of the adjusted gross revenue generated from IP-VPN services and Voice services under the NLD/ILD license.
Consumer One — Retail Internet access services and online portals and content offerings
•	Internet access services: Cost of goods sold and services rendered for the internet access services division consists of primarily recurring telecommunications costs necessary to provide service to subscribers, the cost of goods sold and services rendered include commission paid to franchisees and cable television operators, voice termination charges for VoIP services. The Government of India imposed an annual license fee of 6% of the adjusted gross revenue from the provision of VoIP services.
•	Online portal and content offerings: Cost of goods sold and services rendered for the online portals and content offerings division includes the cost of procuring and managing content for the websites and cost of downloads by using our mobile telephone short code 54545, the cost of procuring merchandise for e-commerce sales and the cost of bandwidth used for online portal services.
Other Services
Cost of revenues for the e-learning division includes the cost of direct manpower that is involved in the design and uploading of content for facilitating web-based learning.
Selling, General and Administrative Expenses

Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executives, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, and occupancy and overhead costs.
Depreciation and amortization
We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from two to eight years and, in the case of buildings, 28 years. We do not amortize goodwill or indefinitely lived intangible assets recognized . We assess for impairment of long-lived assets under IAS 36. The carrying value of long-lived assets is compared with the discounted estimated future cash flows at the identifiable cash generating unit level.
          Operating Results
          Quarter ended December 31, 2008 compared to quarter ended December 31, 2007
Revenues. We recognized Rs.1,550.77million ($31.92 million) in revenues for the quarter ended December 31, 2008, as compared to Rs.1,532.29 million for the quarter ended December 31, 2007, representing an increase of Rs.18.48million ($0.38 million), or 1.21%.This is driven primarily by Rs.84.62 million ($1.74 million) or 8.37 % and Rs 48.94 million ($1.00 million) or 51.09 % increase in revenue from our Corporate network/data services and other services respectively. The revenue growth has been impacted by Rs 115.08 million ($2.37 million) or -27.07 % decrease from our Consumer One services.
•	Revenue from Corporate network/data services has increased by Rs 84.62 million ($1.74 million), or 8.37%, from Rs 1,011.34 million ($20.82 million) for three months ended December 31, 2007 to Rs 1,095.96 million ($22.55 million) for three months period ended December 31, 2008 primarily due to (i) increase of Rs 96.70 million ($1.99 million) or 320.10 % in the revenue from Voice BPO & NLD/ILD business due to increase in clients as well as in usage minutes and also launching of new voice NLD/ILD services (ii) increase of Rs 21.11 million ($0.43 million) or 25.75 % in Hosting services on account of addition of new clients, additional capacity and additional business from the existing data centers, (iii) increase of Rs 23.25 million ($0.48 million) or 91.25 % in Digital Certificates due to new orders procured from the existing as well as new customers , (iv) increase of Rs.12.01 million ($0.24 million) or 18.63 % in Application Services due to additional growth from the existing and new clients. The increase is partially offset by a (i) decrease of Rs 10.52 million ($0.21 million) or -1.75% due to one time rebate provided to customer (ii) decrease of Rs 56.58 million ($1.16 million) or — 30.13 % in the revenue from Sale of hardware and software due to lack of large orders,(iii) decrease of Rs 1.08 million ($0.02 million) or -17.87% in the revenue of Sify Secure Services due to lack of major projects and (iv) decrease of Rs 0.27 million in the revenue of Managed Services.

•	Revenue from Consumer One services has decreased by Rs 115.08 million ($2.36 million) or — 27.07 % from Rs 425.15 million ($8.75 million) for three months ended December 31, 2007 to Rs 310.07 million ($6.38 million) for three months ended December 31, 2008. This is driven by Rs 104.21 million ($2.14 million) or — 28.20% decrease in revenue from our Internet Access services and by Rs 10.87 million ($0.22 million) or -19.53 % decrease in revenue from Portal services . Such decrease is primarily on account of (i) decrease in revenue from broadband amounting to Rs 51.12 million ($1.05 million) or — 23.29 % on account of subscriber churn and the change in subscriber mix,(ii) decrease in cybercafé revenue to the extent of Rs 36.28 million ($0.74 million) or -31.25%, due to loss of subscribers and lower usage by the existing customers, (iii) decrease in revenue from Voice over IP services to the extent of Rs 23.70 million ($0.48 million) or-100% (iv) decrease of Rs 0.17 million or — 5.01 % from sale of hardware due to drop in the clients,(v) decrease of Rs 0.14 million from SME,(vi) decrease of Rs 10.38 million ($0.21 million) or — 20.14% primarily from e-commerce due to drop in corporate orders and (vii) decrease of Rs 1.38 million (0.02 million) or -96.92% from Domestic travel business due to high competition. These decreases were partially offset by an increase of (a) Rs 0.90 million ($0.02 million) or 33.53% in the revenue from International travel (b) Rs 0.74 million ($0.01 million) or 100 % in the revenue from Dial up,(c) Rs 0.10 million or 24.54 % in the revenue from IRCTC (d) Rs.5.08 ($0.10 million) or 80.67% in the revenue from Game Dromes and (e) Rs.1.27 million ($0.02 million) or 100 % in the revenue from New Initiatives

•	Revenue from Other services has increased by Rs 48.94 million ($1.00 million) or 51.09%, from Rs 95.80 million ($1.97 million) for three months ended December 31, 2007 to Rs 144.74 million ($2.97 million) for three months ended December 31, 2008. Such increase is due to increase in the customer base in the e-learning revenue as well as Infrastructure Management System (IMS) stream.
Cost of goods sold and services rendered. The cost of goods sold and services rendered was Rs 886.05 million ($18.24 million) for the quarter ended December 31, 2008 compared to Rs.884.30 million ($18.20 million) for the quarter ended December 31, 2007, representing an increase of Rs 1.75 million ($0.03 million), or 0.20%.This increase is attributable to: (i) a Rs.30.56 million ($0.62 million) increase in bandwidth costs on account of enhancement of capacity, (ii) a Rs.45.59 million ($0.93 million) increase in directly attributable personnel costs to the technology and e-learning departments caused by new addition of man power resources, (iii) a Rs.0.49 million ($0.01 million) increase in termination cost for VoIP services, (iv) a Rs. 48.93 million ($1.00 million) increase in other direct costs due to cost of voice (NLD/ILD) services and (v) a Rs10.30 million ($0.21 million) increase in the cost of site development and documents management due to increase in business. These increases have been partly offset by a decrease of (a) Rs 62.27 million ($1.28 million) on account of cost of hardware and software sales due to reduction in sales. (b) Rs. 57.28 million ($1.17 million) in revenue share paid to franchisees and cable television operators due to drop in broadband revenue, (c) Rs 1.49 million ($0.03 million) in the cost of goods sold associated with Digital Certificates (d) Rs.6.92 million ($0.14 million) in content cost due to optimized content sourcing from service providers and (e) Rs.6.16 million ($0.12 million) in Ecommerce COGS.
Other income. Other income was Rs.27.11 million($0.56 million) for the quarter ended December 31, 2008, compared to Rs.11.14 million ($0.22 million) for the quarter ended December 31,2007, representing an increase of Rs.15.97 million ($0.32 million), or 143.35%. Other income primarily comprises of income derived from duty credit entitlements under the “Served from India Scheme” (issued by the Government of India) in respect of the foreign exchange earnings from export of services. Increase in duty credit entitlement is primarily on account of improvement in the export revenues.
Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.700.48 million ($14.42 million) for the quarter ended December 31, 2008, compared to Rs.539.21 million ($11.09 million) for the quarter ended December 31, 2007, representing an increase of Rs.161.27 million ($3.31 million), or 29.91%. This increase is mainly on account of increase in infrastructure facilities such as new data center in Mumbai and expansion to new locations.
Depreciation and Amortization expenses. Depreciation and amortization expenses were Rs.142.00 million($2.92 million) for the quarter ended December 31,2008, compared to Rs.142.12 million ($2.92 million) for the quarter ended December 31,2007, representing a decrease of Rs.0.12 million, or (0.08%).
Net finance income. The net finance income was Rs.(52.86) million (-$1.08 million) for the quarter ended December 31, 2008, compared to Rs.24.06 million ($0.49 million) for the quarter ended December 31, 2007, representing a decrease of Rs.76.92 million ($1.58 million), or (-319.68%). The finance income was Rs.27.44 million ($0.56 million) for the quarter ended December 31,2008,compared to Rs.41.84 million ($0.86 million) for the quarter ended December 31,2007, representing a decrease of Rs.14.41 million ($0.29 million), or (34.43%) due to decrease in interest income from leases and cash and bank balances. The interest and finance expense was Rs.80.29 million ($1.65 million) for the quarter ended December 31, 2008,compared to Rs.17.78 million ($0.36 million) for the quarter ended December 31, 2007, representing an increase of Rs.62.51 million ($1.28 million), or (351.58%) due to increase in bank charges and interest on account increased bank borrowings.
Share of profit of investment in associate. The share of profit of investment in associate was Rs.1.53 million ($0.03 million) for the quarter ended December 31,2008,compared to Rs.81.41 million ($1.67 million) for the quarter ended December 31,2007, representing a decrease of Rs.79.88 million ($1.64 million), or 98.13%. The decrease was due to sluggish stock market conditions for MF Global Sify Securities India Private Limited.
Income tax expense. The income tax expense was Rs.45.04 million ($0.92 million) for the quarter ended December 31,2008,compared to Rs.41.68 million ($0.85 million) for the quarter ended December 31, 2007,representing an increase of Rs.3.36 million ($0.07) ,or 8.06 % This increase was due to increase in the profit before tax reported by the Company’s subsidiary, Sify Communications Limited

          Nine months ended December 31, 2008 compared to Nine months ended December 31, 2007
Revenues. We recognized Rs4,625.39 million ($95.21 million) in revenues for the nine months ended December 31, 2008, as compared to Rs.4,408.89 million ($90.75 million) for the nine months ended December 31, 2007, representing an increase of Rs.216.50 million ($4.45 million), or 4.91%.This is driven primarily by Rs 394.51 million ($8.12 million) or 14.18 % and Rs 126.17 million ($2.59 million) or 43.74 % increase in revenue from our Corporate network/data services and Other services respectively. The revenue growth has been impacted by Rs 304.18 million ($6.26 million) or -22.75 % decrease from our Consumer One services.
•	Revenue from Corporate network/data services has increased by Rs 394.51 million ($8.12 million), or 14.18%, from Rs 2,783.10 million ($57.28 million) for nine months ended December 31, 2007 to Rs 3,177.63 million ($65.41 million) for nine months ended December 31, 2008 primarily due to (i) increase of Rs 129.92 million ($2.67 million) or 7.44 % in the revenue from Connectivity Services on account of increase in the orders from the existing and new customers, (ii), increase of Rs 106.13 million ($2.18 million) or 50.35 % in Hosting Services on account of additional capacity creation , (iii) increase of Rs 139.27 million ($2.86 million) or 149.27 % in Voice BPO Services on account of higher volume of business and addition of new clients , (iv) increase of Rs.52.38 million ($1.07 million) or 29.35 % in Application Services due to additional growth from Document Management system (DMS) services and (v) increase of Rs.1.70 million ($0.03 million) or 30.98 % from Managed Services due to growth in business and (vi) increase of Rs.16.63 million ($0.34 million) or 17.79 % from Safescrypt due to growth in business . The increase is partially offset by a decrease of Rs 51.52 million ($1.06 million) or - 11.72 % in the revenue from the sale of hardware/software due to drop in business.

•	Revenue from Consumer One services has decreased by Rs 304.18 million ($6.26 million) or - 22.75 % from Rs 1337.31 million ($27.52 million) for nine months ended December 31, 2007 to Rs 1033.13 million ($21.26 million) for nine months ended December 31, 2008. This is driven by Rs 298.78 million ($6.15 million) or - 25.16% decrease in revenue from our Internet Access services and by Rs.5.40 million ($0.11 million) or- 3.60 % decrease in revenue from Portal services. Such decrease is primarily on account of (i) decrease in cybercafé revenue to the extent of Rs 146.90 million ($3.02 million) or -35.78%, due to loss of subscribers and lower usage by the existing customers, (ii) decrease in revenue from Voice over IP services to the extent of Rs 63.55 million ($1.30 million) or -78.74 % due to drop in operational cybercafés (iii) decrease in revenue from broadband amounting to Rs 100.22 million ($2.06 million) or- 15.21 % on account of subscriber churn, (iv) decrease of Rs 4.23 million ( $0.08 million) or -74.13 % from Dial up due to lesser demand from such services, (v) decrease of revenue amounting to Rs 1.52 million ( $0.03 million) or -13.67 % from sale of hardware due to loss of customers/lesser demand for such hardware , (vi) decrease of revenue to the extent of Rs.0.95 million ($0.01 million) or 100 % from SME due to loss of business,(vii) decrease of revenue amounting to Rs 6.34 million ( $0.13 million) or -36.58 % from travel business due to competition from other operators. These decreases were partially offset by an (a) increase of Rs.4.38 million ($0.09 million) or 370.53 % in the revenue from value added services, (b) increase of Rs 11.62 million ($0.23 million) or 65.04 % from Game Dromes due to increase in business, (c) increase of Rs.2.58 million ($0.05 million) from new initiatives due to growth in business and (d) increase of Rs.0.95 million ($0.01million) or 0.72 % by e-commerce activities due to increased business from the customers.

•	Revenue from Other services has increased by Rs 126.17 million ($2.59 million) or 43.74%, from Rs 288.48 million ($5.93 million) for nine months ended December 31, 2007 to Rs.414.65 million ($8.53 million) for nine months ended December 31, 2008. Such increase is due to increase in the customer base in the e-learning revenue as well as Infrastructure Management System (IMS) stream.

Cost of goods sold and services rendered. The cost of goods sold and services rendered was Rs.2,695.48 million ($55.49 million) for nine months ended December 31, 2008 compared to Rs.2,474.99 million ($50.94 million) for nine months ended December 31, 2007, representing an increase of Rs.220.49 million ($4.53 million), or 8.91%. This increase is attributable to (i) a Rs.153.93 million ($3.16 million) increase in bandwidth costs on account of enhancement of capacity, (ii) a Rs.190.63 million ($3.92 million) increase in directly attributable personnel costs to the technology and e-learning departments caused by new addition of man power resources, (iii) a Rs.9.06 million ($0.18 million) increase in termination cost for VoIP services,(iv) a Rs.29.25 million ($0.60 million) increase in cost of site development and document management due to increase in business, and (v) a Rs.50.01 million ($1.02 million) increase in other direct costs . These increases have been partly offset by a decrease of (a) a Rs.136.40 million ($2.80 million) in revenue share paid to franchisees and cable television operators due to drop in broadband revenues, (b) a Rs 26.82 million ($0.55 million) on account of Hardware cost, due to reduction in hardware sales , (c) a Rs 19.61 million ($0.40 million) in the cost of goods sold associated with Digital Certificates due to drop in revenue, (d) a Rs.22.96 million ($0.47 million) in content cost due to optimized content sourcing from service providers and (e) Rs 6.60 million ($0.13 million) in Ecommerce COGS due to drop in revenue.
Other income. Other income was Rs.60.69 million ($1.25 million) for nine months ended December 31, 2008, compared to Rs.34.59 million ($0.71 million) for nine months ended December 31,2007, representing an increase of Rs.26.10 million ($0.53 million), or 75.45%. Other income primarily comprises of income derived from duty credit entitlements under the “Served from India Scheme” (issued by the Government of India) in respect of the foreign exchange earnings from export of services. Increase in duty credit entitlement is primarily on account of improvement in the export revenues.
Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.2,142.15 million ($44.09 million) for nine months ended December 31, 2008, compared to Rs.1,778.64 million ($36.61) for nine months ended December 31, 2007, representing an increase of Rs.363.50 million (7.48 million), or 20.44%. This increase is mainly on account of increase in infrastructure facilities such as new data center at Mumbai and also expansion to new locations.
Depreciation and Amortization expenses. Depreciation and amortization expenses were Rs.375.36 million($7.72 million) for nine months ended December 31,2008, compared to Rs.389.85 million ($8.02 million) for nine months ended December 31,2007, representing a decrease of Rs.14.49 million ($0.29 million), or (-3.71%).
Net finance income. The net finance income was (Rs.73.40) million ($- 1.51 million) for nine months ended December 31, 2008, compared to Rs.91.99 million ($1.89 million) for nine months ended December 31, 2007, representing a decrease of Rs.165.39 million ($3.40 million), or ( -179.79%). The finance income was Rs.92.69 million ($1.90 million) for nine months ended December 31,2008,compared to Rs.126.09 million ($2.59 million) for nine months ended December 31,2007, representing a decrease of Rs.33.40 million ($0.68 million) , or (-26.49%) due to decrease in interest income from leases and cash and bank balances. The finance expense was Rs.166.09 million ($3.41 million) for nine months ended December 31, 2008,compared to Rs.34.10 million ($0.70 million) for nine months ended December 31, 2007, representing an increase of Rs.131.99 million ($2.71 million), or (387.02%) due to increase in bank charges and interest on account increased bank borrowings.
Share of profit of investment in associate. The share of profit of investment in associate was Rs.38.62 million ($0.80 million) for nine months ended December 31,2008,compared to Rs.146.58 million ($3.01 million) for nine months ended December 31,2007, representing a decrease of Rs.107.96 ($2.22 million), or 73.65%. The decrease was due to sluggish stock market conditions for MF Global Sify Securities India Private Limited.
Income tax expense. The income tax expense was Rs 85.37 million ($1.75 million) for nine months ended December 31,2008,compared to Rs.77.45 million ($1.59 million) for nine months ended December 31, 2007,representing an increase of Rs.7.92 million ($0.16 million), or 10.22 % This increase was due to increase in the profit before tax reported by the Company’s subsidiary,Sify Communications Limited.

Liquidity and Capital Resources
The following table summarizes our statements of cash flows for the periods presented:

	For the nine months ended December 31
			2008 U.S.
Particulars	2008	2007	Dollars

Profit / (loss) before tax	(561,680)	38,568	(11,562)

Other adjustments for non-cash items	553,611	306,060	11,396

Income taxes paid	(237,296)	(232,124)	(4,885)

Net decrease (increase) in working capital	(266,790)	(87,986)	(5,492)

Net cash from / (used in) operating activities	(512,155)	24,520	(10,543)

Net cash from / (used in) investing activities	(824,870)	(627,166)	(16,979)

Net cash from / (used in) financing activities	397,270	573,951	8,178

Effect of exchange rate changes on cash and cash equivalents	(143)	(2,065)	(3)

Net increase / (decrease) in cash and cash equivalents	(939,755)	(1,176,596)	(19,344)
We intend to continue to focus on the reduction of our cash burn and to achieve cash surplus in fiscal 2009. Based upon our present business and funding plans, we believe that our cash and cash equivalents were negative to the extent of Rs.51.20 million ($1.05 million) as of December 31, 2008, excluding restricted cash included in non-current assets of Rs.1.00 million ($0.02 million).
Our principal sources of liquidity are our borrowings from banks and the cash flow that we generate from our operations. Our external sources of credit include facilities sanctioned to us by Indian banks. We have working capital facilities in the form of short term loans, cash credit and overdraft facilities of Rs. 1605.00 million ($33.03 million) out of which Rs.223.30 million ($4.60 million) had not been utilized as at December 31, 2008. Further, we were provided non-funded limits of Rs.1250.00 million ($25.73 million) (primarily in the form of bank guarantees and letters of credit) out of which Rs.59.40 million ($1.22 million) remained unutilized as of the reporting date. We believe that our cash and cash equivalents, short-term investments and working capital lines are sufficient to meet our present working capital requirements. However, our ongoing working capital requirements are significantly affected by the profitability of our operations and we continue to periodically evaluate existing and new sources of liquidity and financing.
We are taking all steps to improve the cash position to meet our currently known requirements at least over the next twelve months. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.
Cash balances held in Indian currency were Rs.1,303.55 million ($26.83 million) and Rs.1,507.32 million ($31.02 million) as of December 31, 2008 and December 31, 2007, respectively. These amounts include cash and cash equivalents and restricted cash.

Cash used in operating activities for nine months ended December 31, 2008 was Rs.512.15 million ($10.54 million) . This is primarily due to increase in trade and other receivables by Rs.806.16 million ($16.59 million), decrease in other assets by Rs. 111.57 million ($2.29 million) and increase in trade and other payables by Rs.304.65 million ($6.27 million) and increase in deferred revenues by Rs.122.42 million ($2.51 million).
Cash used in investing activities for the nine months ended December 31, 2008 was Rs.824.87 million ($16.98 million) and principally incurred for the establishment of a new data center and purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs.879.22 million ($18.10 million) .
Cash from financing activities for nine months ended December 31, 2008 was Rs.397.27 million ($8.18 million) represented by borrowings from banks to the extent of Rs.556.95 million ($11.46 million) and increase in finance charges by Rs.157.43 million ($3.24 million).
Income Tax Matters
As of March 31, 2008, we had a business loss carry forward of approximately Rs.3,894.83 million ($83.85 million) for financial reporting purposes. Under Indian law, loss carry forwards from a particular year may be used to offset taxable income over the next eight years.
The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. For fiscal year 2008, the corporate income tax rate was 30%, subject to a surcharge of 10% and education cess of 3%, resulting in an effective tax rate of 33.99%. For fiscal year 2009 also, the corporate income tax rate is 30%, subject to a surcharge of 10% and education cess of 3%, resulting in an effective tax rate of 33.99%. We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India. Currently, dividend income is exempt from tax for shareholders. Domestic companies are liable to pay dividend distribution tax at the rate of 15% plus a surcharge and additional surcharge at the time of the distribution.
The Finance Act, 2005 had introduced income tax on fringe benefits which is in addition to the income tax charged under the Income Tax Act, 1961. Fringe benefits tax (“FBT”) is payable by every employer in respect of fringe benefits provided or deemed to have been provided by the employer to his employees during the year. An employer is required to pay FBT even if no tax is payable on the total income. The said tax has been abolished in the recently introduced Finance Bill dated July 2009 with effect from April 1, 2009.
The Finance Act, 2007 had also introduced income tax on stock option grants to employees by way of Fringe Benefit Tax. As per this, FBT is payable by every employer in respect of stock options granted to its employees. FBT is calculated on the equity shares granted to the employees based on the fair market value of the equity shares on the date on which the option vests with the employee as reduced by the amount actually paid by or recovered from the employees in respect of such shares. The Act also permits the employer to recover the FBT from the employees who are exercising their options.
Off-Balance Sheet Arrangement
We have not entered into any off balance sheet arrangement as defined by SEC final rule 67 (FR-67) “Disclosures in Management’s Discussion and Analysis” about off balance sheet arrangements and aggregate contractual obligations.

Contractual obligations
Set forth below are our contractual obligations as of December 31, 2008:

	Payments due by period (Rs 000s)
Payments due by period (Rs 000s)
		Less			More than 5
Contractual Obligations	Total	than 1 year	1-3 years	3-5 years	years

Short term borrowings	2,067,141	2,067,141	—	—	—
Finance Lease Obligations	128,874	25,495	52,082	51,297	—
Non-cancellable Operating Lease Obligations	1,830,769	128,818	261,269	331,897	1,108,785
Non-cancellable obligations towards proposed lease *	2,423,373	—	122,825	391,249	1,909,299
Purchase Obligations	1,310,935	644,706	666,229	—	—

*	For details on lease taken from VALS, refer Note 24 above on related party transactions forming part of unaudited condensed consolidated interim financial statements.
Note
a) Other liabilities amounting to Rs 132.72 million ($2.73 million) primarily comprise of deposits received from franchisees. For such amounts, the extent of the amount and the timing of payment / cash settlement are not readily estimable or determinable, at present. Accordingly, we did not include these under contractual obligations.
b) Standby letter of credit and guarantees disclosed in Note 21 (b) has not been included in the above mentioned table of contractual obligations.
c) In addition to the above noted contractual obligations, in accordance with IAS 19 Employee Benefits, the total accrued liability for defined benefit plans recognised as of December 31, 2008, was Rs. 96.40 million ($1.98 million) and disclosed under ‘employee benefits’.
d) Purchase obligations include a sum of Rs 225.94 million ($4.65 million) payable within 1 year and a sum of Rs 183.59 million ( $3.77 million) payable within 1-3 years to Emirates Integrated Telecommunications PJSC towards purchase of capacity from the Europe India Gateway.

Item 3. Quantitative And Qualitative Disclosures About Market Risk
General
     Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and debt. Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss.
Risk Management Procedures
We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management and our Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.
Refer to note 25 of the Unaudited Condensed Consolidated Interim Financial Statements for an analysis and exposure arising out of credit risk and liquidity.
Recent accounting pronouncements
Following is a short description of new accounting standards :
IFRS 8 ‘Operating Segments’ introduces the ‘management approach’ to segment reporting, whereby segment reporting is based on internal management reporting and replaces IAS 14. IFRS 8 aligns segment reporting with the requirements of the US standard SFAS 131, “Disclosures about segments of an enterprise and related information.” The standard is applicable for periods beginning on or after January 1, 2009. Sify early adopted IFRS 8 for the year ending March 31, 2009 and has made disclosure of segment information based on the internal reports regularly reviewed by the Group’s Chief Operating Decision Maker in order to assess each segment’s performance and to allocate resources to them.
Revised IAS 23 ‘Borrowing Costs’ removes the option to expense borrowing costs and requires that an entity capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The revised IAS 23 will become mandatory for the Group’s March 31, 2010 financial statements and will constitute a change in accounting policy for the Group. Sify will not early adopt IAS 23. The amendment is not expected to have a significant impact on Sify consolidated financial statements.
IFRIC 13 ‘Customer Loyalty Programmes’ addresses the accounting by entities that operate, or otherwise participate in, customer loyalty programs for their customers. It relates to customer loyalty programs under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13, which becomes mandatory for the Group’s March 31, 2010 financial statements, is not expected to have a significant impact on the Consolidated Financial Statements.
IAS 1 ‘Presentation of Financial Statements’, applicable for annual periods beginning on or after January 1, 2009. This Standard permits early adoption except to the extent of amendment made by IAS 27 (as amended in 2008) in paragraph 106. This Standard would be adopted, by the Company effective April 1, 2009.

IFRS 3 (Revised), ‘Business Combinations’, as amended, is applicable for annual periods beginning on or after July 1, 2009. Early adoption is permitted. However, this Standard can be applied only at the beginning of an annual reporting period that begins on or after June 30, 2007. The Company would adopt this Standard with effect from April 1, 2009. IFRS 3 (Revised) primarily requires the acquisition-related costs to be recognized as period expenses in accordance with the relevant IFRS. Costs incurred to issue debt or equity securities are required to be recognized in accordance with IAS 39. Consideration, after this amendment, would include fair values of all interests previously held by the acquirer. Re-measurement of such interests to fair value would be required to be carried out through the income statement. Contingent consideration is required to be recognized at fair value even if not deemed probable of payment at the date of acquisition.
IFRS 3 (Revised) provides an explicit option on a transaction-by-transaction basis, to measure any non-controlling interest (“NCI”) in the entity acquired at fair value of their proportion of identifiable assets and liabilities or at full fair value. The first method would result in a marginal difference in the measurement of goodwill from the existing IFRS 3; however the second approach would require recording goodwill on NCI as well as on the acquired controlling interest.
IAS 27, ‘Consolidated and Separate Financial Statements’, as amended, is applicable for annual periods beginning on or after July 1, 2009. Earlier adoption is permitted provided IFRS 3 (Revised) is also early adopted. This Standard would be adopted by the company as at April 1, 2009. It requires a mandatory adoption of economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of interest in a subsidiary in which the parent company retains control does not result in a gain or loss but in an increase or decrease in equity. Additionally purchase of some or all of the NCI is treated as equity transaction and accounted for in equity and a partial disposal of interest in a subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognized on the portion that has been disposed of and a further holding gain or loss is recognized on the interest retained, being the difference between the fair value and carrying value of the interest retained. This Standard requires an entity to attribute proportionate share of net income and reserves to the NCI even if this results in the NCI having a deficit balance.
Amendment to IAS 39 “Financial Instruments-Recognition and Measurement” becomes mandatory to the Company’s financial statements for the year ending March 31, 2010. The Company is currently in the process of evaluating the potential impact of the revised standard on its consolidated financial statements.
IFRIC 14, IAS 19- “A limit on a defined benefit asset, minimum funding requirement and their interaction” becomes mandatory on the Company’s financial statements for the year ending March 31, 2010 and is not expected to have any material impact on its consolidated financial statements.
IFRIC 18- Transfer of assets from customers defines the treatment for property, plant and equipment transferred by customers to companies or for cash received to be invested in property, plant and equipment that must be used to either connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services or to both. The item of property, plant and equipment is to be initially recognized by the Company at fair value with a corresponding credit to revenue. If an ongoing service is identified as a part of the agreement, the period over which revenue will be recognized for that service would be determined by the terms of the agreement with the customer. If the period is not clearly defined, then revenue should be recognized over a period no longer than the usual life of the transferred asset used to provide the ongoing service. This interpretation is to be applied prospectively to transfers of assets from customers received on or after July 1, 2009. Earlier application is permitted provided the valuation and other information needed to apply the information to past transfers were obtained at the time the transfers occurred. We would prospectively adopt this interpretation for all assets transferred after July 1, 2009. We are currently evaluating the requirements of IFRIC 18 and the same is not expected to have a significant impact on Sify’s statement of operations.
Improvements to IFRS- In April 2009, the IASB issued “Improvements to IFRSs” — a collection of amendments to twelve International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The latest amendments were included in exposure drafts of proposed amendments to IFRS published in October 2007, August 2008, and January 2009. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after January 1, 2010, although entities are permitted to adopt them earlier. The Company is evaluating the impact, these amendments will have on the Company’s condensed consolidated interim financial statements
Critical accounting policies
The accounting policies applied by the group in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended March 31 2008. Also refer Note 3 in unaudited condensed consolidated interim financial statements.

Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
As of the end of the period covered by this Quarterly Report on Form 6-K, our management, with the participation of our chief executive officer and chief financial officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.
Based on their evaluation as of the quarterly period ended December 31,2008, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective at the reasonable assurance level.
Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting that occurred during the quarterly period ended December 31,2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Part II. Other Information
Item 1. Legal Proceedings
The company is subject to legal proceedings and claims, which have arisen in the ordinary course of its business. These legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.
See Note 23 of notes to our Unaudited Condensed Consolidated Interim Financial Statements in Part I above and Note 38 of the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2008.
Item 1A. Risk Factors
This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in our Annual Report on Form 20-F for the fiscal year ended March 31, 2008. The information presented below updates and should be read in conjunction with the Risk Factors and information disclosed in our Annual Report on Form 20-F for the fiscal year ended March 31, 2008, which Risk Factors and Information are incorporated herein by reference. The Risk Factors included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2008 have not materially changed with the exception of the following:
The economic environment, pricing pressure and decreased utilization rates could negatively impact our revenues and operating results.
Spending on technology products and services in most parts of the world has been rising for the past few years. However, there was a decline in the growth rate of global IT purchases in the latter half of 2008 due to the global economic slowdown. This downward trend is expected to continue into 2009 with global IT purchases expected to decline due to the challenging global economic environment

With regard to domestic economy , a slow down affects enterprise customers leading to lower investments in IT infrastructure with a resultant slow down in the adoption of IT services such as ours. Lead times for orders or contracts also becomes much longer, as do credit periods. On the consumer side, off take of home PCs has dropped in Indian market significantly in the last quarter of the fiscal 2009 and is likely to be depressed in 2009-10. This will have a negative impact on the growth in demand for broadband services. Online advertising on our portal has also seen a decline with the slow down.
The prolonged downturn in the international economy also has a bearing on our Infrastructure and e-Learning businesses. The NLD/ILD business and eLearning will likely be affected in terms of prices and growth. Currency fluctuations will also lead to variations in revenue.
Reductions in IT spending and extended credit terms arising from or related to the economic slowdown, and any resulting pricing pressures, reduction in billing rates, increased credit risk may adversely impact our revenues, gross profits, operating margins and results of operations.
An inability to maintain or increase our pricing, a continued prolonged decrease in demand for our IT services or our inability to collect receivables promptly may adversely impact our revenues, gross profits, operating margins and results of operations.
For risks related to the Company and its subsidiaries, ADSs and our trading market, investments in Indian Companies and the Internet Market in India, please refer to our Annual Report for the year ended March 31, 2008 on Form 20F.
Item 2. Unregistered Sale of Equity Securities and Use of Proceeds
None.
Items 3. Defaults upon Senior Securities
None.
Item 4. Submission of Matters to a Vote of Security Holders
Annual General Meeting
a.	We held our Annual General Meeting of shareholders (AGM) on September 29, 2008.

b.	The following non executive directors retired by rotation at the AGM held on September 29, 2008 and, being eligible for re-election, offered themselves for re-election as directors’ of the Company.
List of Directors elected at the AGM:
1. Mr Raju Vegesna
2. Dr S K Rao
List of Directors continuing in office after the AGM:
1. Mr Raju Vegesna
2. Mr Ananda Raju Vegesna
3. Dr T H Chowdary
4. Dr S K Rao
5. Mr C B Mouli
6. Mr P S Raju
7. Mr S R Sukumara

c.	The following is a brief description of the matters voted upon at our AGM held on September 29, 2008, along with votes cast for, against or withheld, and the number of abstentions and broker non-votes as to each matter. The matters to be voted upon were notified to the shareholders on record.

	Brief description of the matter		Votes against /	Abstentions / Broker
S.No.	put to vote	Votes for	withheld	Non-Votes
	Ordinary Business:
1.	To receive, consider and adopt the audited Balance Sheet as of March 31, 2008 and the Profit and Loss Account, the Auditors’ Report and the Directors’ Report for the year ended March 31, 2008.	20,130,462	29,684	12,652
2.	To appoint a Director in the place of Mr Raju Vegesna, Director, who retires by rotation, and being eligible, offers himself for reappointment.	20,117,410	49,215	6,173
3.	To appoint a Director in the place of Dr S K Rao, Director, who retires by rotation, and being eligible, offers himself for reappointment.	20,117,850	48,775	6,173
4.	To reappoint M/s BSR & Co., Chartered Accountants, Chennai, as the Statutory Auditors to hold office from the conclusion of the Twelfth Annual General Meeting till the conclusion of the Thirteenth Annual General Meeting on a remuneration to be determined by the Audit Committee / Board of Directors in consultation with the Auditors, which fee may be paid on a progressive billing basis to be agreed between the Auditors and the Audit Committee / Board of Directors.	20,107,699	37,315	27,784

Under the Indian Companies Act, 1956, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy holding at least one tenth of the total shares entitled to vote on the resolution or by those holding paid up capital of at least Rs.50,000.
Under the Indian Companies Act, on a show of hands every member present in person have one vote and upon a poll the voting rights of every member whether present in person or by proxy, shall be in proportion to his share of the paid up capital of the Company.
The votes represent the number of votes in a show of hands. No poll was demanded during the AGM.
Item 5. Other Information
None.
Item 6. Exhibits

Exhibit Number	Description of Document

12.1	Rule 13a-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a) Certification of Principal Financial Officer
13.1	Section 1350 Certification of Principal Executive Officer
13.2	Section 1350 Certification of Principal Financial Officer

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 26, 2009

SIFY TECHNOLOGIES LIMITED
By:	/s/ MP Vijay Kumar
	Name:	M P Vijay Kumar
	Title:	Chief Financial Officer